FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

May 15, 2007

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission file number: 333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

                Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

PRESS RELEASE

MTS ANNOUNCES RECOMMENDED AMOUNT OF DIVIDENDS AND ADOPTION OF A DIVIDEND POLICY

MOSCOW, RUSSIAN FEDERATION — MAY 15, 2007 — MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES THE RECOMMENDED AMOUNT OF DIVIDENDS AND THE ADOPTION OF A DIVIDEND POLICY.

The MTS Board of Directors (BoD) meeting held on May 15, 2007, recommended the annual general meeting of shareholders (AGM) approve annual dividends of RUR 9.67 per ordinary MTS share (approximately $1.87 per ADR(1)) for the 2006 fiscal year, amounting to a total of RUR 19.28 billion ($747.44 million(2)). As announced earlier, the record date for the Company’s share- and ADR-holders entitled to participate in the AGM and to receive dividends was set for May 14, 2007. The AGM will be held on June 29, 2007.

(1) According to the Russian Central Bank exchange rate of 25.8067 RUR/$ as of May 15, 2007.

(2) The amount is 60% of net income under US GAAP.

The BoD also approved a dividend policy, whereby the Company will target a return of a minimum of 50% of annual US GAAP net income to its shareholders through dividend payments. The amount could vary depending on a number of factors, including the outlook for earnings growth, capital expenditure requirements, cash flow from operations, potential acquisition opportunities as well as the Company’s debt position.

The Chairman of MTS’ BoD, Sergey Schebetov, commented: “As MTS enters into a more mature phase in its development, the Board felt that, given our strengths in governance, it was important to give investors greater clarity as to the financial strategy of the Company. In keeping with our historical practices, the Company will commit to including annual dividend payments as part of our commitment to enhancing shareholder value. As a leading telecommunications group with operations in rapidly developing markets, MTS’ primary need is to maintain sufficient resources and flexibility to meet our financial and operational requirements. At the same time, MTS continually seeks ways to create shareholder value through both its commercial and financial strategies, including both organic and inorganic development as well as the Company’s capital management practices.”

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For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 74.16 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to

WWW.MTSGSM.COM

caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Leonid Melamed
		Name:	Leonid Melamed
		Title:	CEO

Date: May 15, 2007

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